UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant	Finnovate Acquisition Corp.
Former Name if Applicable	N/A
Address of Principal Executive Office (Street and Number)	The White House, 20 Genesis Close, George Town
City, State and Zip Code	Grand Cayman, Cayman Islands KY1 1208

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarterly period ended June 30, 2023 within the prescribed time period without unreasonable effort or expense because additional time is needed to finalize the financial statements to be included in such report. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV —OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Calvin Kung	+86	131-2230-7009
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2023, we had net income of approximately $752,460, consisting of approximately $589,732 in formation, general and administrative expenses offset by approximately $1,342,192 in interest gained on the Bank Account and the Investment held in Trust Account. For the six months ended June 30, 2023, we had net income of approximately $2,360,494, consisting of approximately $891,996 in formation, general and administrative expenses offset by approximately $3,252,490 in interest gained on the Bank Account and the Investment held in Trust Account. For the three months ended June 30, 2022, we had a net income of $37,357, consisting of $212,667 in formation, general and administrative expenses offset by $250,204 in interest gained on the Bank Account and the Investment held in Trust Account. For the six months ended June 30, 2022, we had a net loss of $123,193, consisting of $387,757 in formation, general and administrative expenses offset by $264,564 in interest gained on the Bank Account and the Investment held in Trust Account. The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and accounting staff and may differ once reported in the Form 10-Q to be filed by the Registrant.

Finnovate Acquisition Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2023	By:	/s/ Calvin Kung
Calvin Kung
Chief Executive Officer